Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We have issued our report dated February 27, 2014 (except for the adjustments to the statements of cash flows described in Note 1 under the caption Basis of Presentation, which is as of February 25, 2015 and for the revisions to the guarantor condensed consolidating financial statements described in Note 26, which is as of March 8, 2015), with respect to the consolidated financial statements for the year ended December 31, 2013, included in the Annual Report of Tronox Limited on Form 10-K for the year ended December 31, 2015. We consent to the incorporation by reference of said report in the Registration Statement of Tronox Limited on Form S-8 (File No. 333-182556).

/s/ GRANT THORNTON LLP

Oklahoma City, Oklahoma
February 24, 2016